                                                                Exhibit 23.5

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
  Gilman Investment Company


We have issued our report dated April 15, 1999, except Notes A-2 and J, as to which the date is December 9, 1999, and Notes J-1, as to which the date is July 31, 2000, accompanying the combined statements of net assets of the Gilman Pulp and Paper Group as of December 31, 1997 and 1998, and the related combined statements of revenue and expenses, changes in net assets and cash flows for the years then ended. We hereby consent to the incorporation by reference in this Registration Statement of Durango Corporation on Form F-4 of the aforementioned report, and to the use of our name as it appears under the caption "Experts."


/s/ Grant Thornton LLP
----------------------
GRANT THORNTON LLP


New York, New York
August 23, 2001